

February 23, 2012

Via E-mail
Mr. Ernst J. Teunissen
Chief Financial Officer
Vistaprint N.V.
Hudsonweg 8
5928 LW Venlo
The Netherlands

> **Re:** **Vistaprint N.V.**
> **Form 10-K for the fiscal year ended June 30, 2011**
> **Filed August 17, 2011**
> **File No. 000-51539**

Dear Mr. Teunissen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your documents in future filings. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the fiscal year ended June 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38
Critical Accounting Policies and Estimates, page 40

1. We note that the disclosures provided in your critical accounting policies are essentially identical to the information included in Note 2 on page 60 of the notes to your consolidated financial statements. Please note that the disclosure in MD&A should supplement, not duplicate, the description of accounting policies disclosed in the notes. In this regard, please ensure that your critical accounting estimates disclosures (1) provide greater insight into the quality and variability of information in the consolidated financial statements; (ii) address specifically why the accounting estimates or

assumptions bear the risk of change; (iii) analyze the factors on how the company arrived at material estimates including how the estimates or assumptions have changed in the past and is reasonably likely to change in the future; and (iv) analyze the specific sensitivity to change of your critical accounting estimates or assumptions based on other outcomes with quantitative and qualitative disclosure, as necessary. Please confirm your understanding and revise accordingly. You may refer to the guidance in Section V of FRR-72 (Release No. 33-8350).

Financial Statements, page 52
Consolidated Statements of Cash Flows, page 58

2. Reference is made to the line item "Sales, maturities and redemptions of marketable securities" within investing activities. Please revise to separately state the cash flows related to the sales, maturities, and redemptions of marketable securities on a gross rather than net basis in accordance with ASC 230-10-45-11.

Notes to Consolidated Financial Statements, page 60
3. Fair Value Measurements, page 66

3. We note that Note 3 includes disclosure of your fair value measurements. In light of the asset impairment charges recognized in the last three years per page 63, please revise to include the disclosures required by ASC 820-10-50-5 for all assets or liabilities measured at fair value on a non-recurring basis. Please note that ASC 820-10-50-8 requires this information to be in tabular form.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief